Registration No. 333-

As Filed with the Securities and Exchange Commission on February 28, 2003



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                           GEMPLUS INTERNATIONAL S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                            Grand Duchy of Luxembourg
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 602 3761

  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  GEMPLUS CORP.
                            3 Lagoon Dr., Suite 300,
                             Redwood City, CA 94065
                                 (650) 654-2900

    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                             Joseph D. Ferraro, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                        No.1 Minster Court, Mincing Lane
                                 London EC3R 7AA
                                     England

It is proposed that this filing become
  effective under Rule 466:                        |_|  immediately upon filing.
                                                   |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box / /

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of             Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered           Registered       Aggregate Price Per   Aggregate Offering     Registration Fee
                                                                   Unit*               Price**
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing two (2) ordinary         100,000,000 American         $5.00            $5,000,000.00            $404.50
shares, with no nominal value, of      Depositary Shares
Gemplus International S.A..
-----------------------------------------------------------------------------------------------------------------------------

* Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Supplemental Agreement to Deposit Agreement, filed as Exhibit (a)(2) to the Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                              Cross Reference Sheet

                                             Location in Form of American
Item, Number and Caption                     Depositary Receipt ("Receipt")
                                             Filed Herewith as Prospectus

1. Name of Depositary and address of its     Face of Receipt - Introductory
   principal executive office                paragraph
                                             (as amended by the Supplemental
                                             Agreement to the Deposit Agreement
                                             filed as Exhibit (a)(2) to the
                                             Registration Statement)

2. Title of American Depositary Receipts     Face of Receipt - Top center
   and identity of deposited securities

   Terms of Deposit:

   (i)    The amount of deposited            Face of Receipt - Upper right
          securities represented by one      corner
          unit of American Depositary
          Receipts

   (ii)   The procedure for voting, if any,  Reverse of Receipt - Paragraphs
          the deposited securities           (15) and (16)

   (iii)  The collection and distribution    Reverse of Receipt - Paragraph (14)
          of dividends

   (iv)   The transmission of notices,       Face of Receipt - Paragraph (13)
          reports and proxy soliciting       Reverse of Receipt - Paragraph (15)
          material

   (v)    The sale or exercise of rights     Reverse of Receipt - Paragraphs
                                             (14) and (15)


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

   (vi)   The deposit or sale of securities  Face of Receipt - Paragraphs (3)
          resulting from dividends,          and (7)
          splits or plans of                 Reverse of Receipt - Paragraphs
          reorganization                     (14) and (17)

   (vii)  Amendment, extension or            Reverse of Receipt - Paragraphs
          termination of the Deposit         (21) and (22) (no provision for
          Agreement                          extensions)

   (viii) Rights of holders of American      Face of Receipt - Paragraph (13)
          Depositary Receipts to
          inspect the transfer books of the
          Depositary and the list of holders
          of American Depositary Receipts

   (ix)   Restrictions upon the right to     Face of Receipt -Paragraphs (2),
          deposit or withdraw the            (3), (4), (6), (7), (9) and (10)
          underlying securities

   (x)    Limitation upon the liability      Face of Receipt - Paragraph (7)
          of the Depositary                  Reverse of Receipt - Paragraphs
                                             (18) and (19)


3. Fees and Charges                          Face of Receipt - Paragraph (10)


Item - 2.  AVAILABLE INFORMATION             Face of Receipt - Paragraph (13)

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20559, and at the principal executive office of the depository.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

         (a)(1) Deposit Agreement. Deposit Agreement, by and among Gemplus International S.A. (the "Company"), Citibank, N.A., as depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), is filed herewith as Exhibit (a)(1)

         (a)(2) Supplemental Agreement to Deposit Agreement. Supplemental Agreement regarding the ADR program for the shares of the Company, dated as of February 11, 2003, between the Company and Deutsche Bank Trust Company Americas, as depositary
                  (the "Depositary"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - None

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. - None.

         (d) Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Depositary as to the legality of the securities to be registered. - Filed herewith as Exhibit (d).

         (e)      Certification under Rule 466. - None.

         (f) Termination Letter from the Company to Citibank, N.A. Letter, dated February 19, 2003, pursuant to which the Company terminated the appointment of Citibank, N.A., as depositary under its ADR Program, is filed herewith as Exhibit (f).

                  Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.


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

Item 4.  UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the Company.

         (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.


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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on February 28, 2003.


                                        Legal entity created by the agreement
                                        for the issuance of American Depositary
                                        Receipts evidencing American Depositary
                                        Shares, each representing two (2)
                                        ordinary shares, with no nominal value,
                                        of Gemplus International S.A.

                                        Deutsche Bank Trust Company Americas,
                                        As Depositary



                                        By:/s/ Mark Downing
                                        Mark Downing
                                        Vice President



                                        Deutsche Bank Trust Company Americas,
                                        As Depositary



                                        By:/s/ Clare Benson
                                        Clare Benson
                                        Assistant Vice President


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Gemplus International S.A. certifies that it has reasonable grounds that all the requirements for filing on From F-6 are met and duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Geneva on February 28, 2003.





                                        Gemplus International S.A.



                                        By:/s/ Stephen Juge
                                           -----------------------------------
                                        Name:  Stephen Juge
                                        Title: Executive Vice-President
                                               General Counsel



                                        By:/s/ Yves Guillaumot
                                           -----------------------------------
                                        Name:  Yves Guillaumot
                                        Title: Executive Vice-President
                                               Chief Financial Officer


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


                               POWERS OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Stephen Juge or Blandine Cordier-Palasse to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments including post-effective amendments and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 28, 2003.


         Signature                                  Title

/s/ Dominique Vignon                     Chairman of the Board of Directors
------------------------------
Dominique Vignon

/s/ David Bonderman                      Vice Chairman of the Board of Directors
------------------------------
David Bonderman

/s/ Alex Mandl                           Director and Chief Executive Officer
------------------------------
Alex Mandl

/s/ Yves Guillaumot                      Chief Financial Officer and Principal
------------------------------           Accounting Officer
Yves Guillaumot

/s/ Randy L. Christofferson              Director
------------------------------
Randy L. Christofferson

/s/ Thierry Dassault                     Director
------------------------------
Thierry Dassault

/s/ Abel G. Halpern                      Director
------------------------------
Abel G. Halpern


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


/s/ Peter Krajlic                        Director
------------------------------
Peter Krajlic

/s/ Daniel Le Gal                        Director
------------------------------
Daniel Le Gal

/s/ Ron Mackintosh                       Director
------------------------------
Ron Mackintosh

/s/ Kheng Nam Lee                        Director
------------------------------
Kheng Nam Lee

                                         Director
------------------------------
William S Price III

/s/ Johannes Fritz                       Director
------------------------------
Dr Johannes Fritz

/s/ Tony Pingelli                        Authorized Representative in the
------------------------------           United States
Tony Pingelli


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


                                INDEX TO EXHIBITS
Exhibit                                                           Sequentially
Number                                                            Numbered Page
-------                                                           -------------
    (a)(1)  Deposit Agreement

    (a)(2)  Supplemental Agreement to Deposit Agreement

    (d)     Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.
            counsel to the Depositary, as to the legality of the securities to be registered.

    (f)     Termination Letter by the Company to Citibank, N.A.


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